BAILLIE GIFFORD INSTITUTIONAL TRUST

Baillie Gifford Institutional Long Term Global Growth Fund

Supplement dated December 17, 2025, to the Fund’s Prospectus and Statement of
Additional Information dated December 12, 2025, as amended (the “Prospectus”)

The Board of Trustees of Baillie Gifford Funds has approved the reorganization (the “Reorganization”) of Baillie Gifford Long Term Global Growth Fund, a series of Baillie Gifford Funds, (“BGF LTGG”) with and into the Baillie Gifford Long Term Global Growth ETF. A registration statement on Form N-14 with more information on the Reorganization has been filed with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at https://www.sec.gov/edgar/browse/?CIK=2060280, and related proxy materials will be delivered to shareholders in advance of a shareholder meeting to vote on the Reorganization. Eligible Shareholders, as defined below, in BGF LTGG who would prefer not to hold ETF shares will have the opportunity to transition their investment in BGF LTGG to a privately placed mutual fund, Baillie Gifford Institutional Long Term Global Growth Fund, a series of Baillie Gifford Institutional Trust, (“BGIT LTGG” and together with BGF LTGG, the “Funds”). This supplement is intended to describe the material terms of that transition.

BGIT LTGG is newly formed, will pursue substantially similar investment objectives, strategies and policies as BGF LTGG, and will be managed by the same investment team at Baillie Gifford. Like BGF LTGG, BGIT LTGG is a continuously offered, non-diversified, open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Unlike BGF LTGG, BGIT LTGG is privately placed pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). As BGIT LTGG will be privately placed, only investors, including any current shareholders of BGF LTGG, that are “accredited investors” (as defined in the Securities Act) and who are able to meet the $25 million minimum investment requirement (or who have received a waiver of this requirement from Baillie Gifford Overseas Limited (“BGOL”)) will be eligible to become shareholders of BGIT LTGG (“Eligible Shareholders”).

Eligible Shareholders of BGF LTGG who wish to transition their current investment in BGF LTGG to BGIT LTGG in advance of the Reorganization may request a complete redemption from BGF LTGG and a simultaneous purchase of shares of BGIT LTGG. To maximize efficiency and simplify structuring considerations, the simultaneous redemption and purchase transactions (each a “Portfolio Transition”) for each requesting shareholder will be effected in kind, and all Portfolio Transitions are expected to have a trade date of February 5, 2026, or such other date as is notified to Eligible Shareholders requesting a Portfolio Transition, such date to be no earlier than January 30, 2026 and no later than February 6, 2026 (the “Trade Date”) regardless of when different shareholders submit their timely requests. For clarity, each shareholder transaction will be completed separately according to the instructions received from such shareholder, although the Trade Date is expected to be the same for all shareholder transactions to optimize operational efficiency and minimize transaction costs. In connection with their redemption request, each Eligible Shareholder will direct BGF LTGG to transmit the entirety of their in-kind redemption proceeds to BGIT LTGG to complete their purchase order. If Eligible Shareholders request a

Portfolio Transition, the result is that, as of the Trade Date, they will no longer be shareholders of BGF LTGG and will instead be shareholders of BGIT LTGG. The Board of Trustees of BGF LTGG has not been asked, nor has it undertaken, to formulate any recommendation to Eligible Shareholders on whether or not to request a Portfolio Transition.

The Portfolio Transition from BGF LTGG to BGIT LTGG as described above is expected to be a taxable event for those Eligible Shareholders that request a Portfolio Transition. Eligible Shareholders that have directed a Portfolio Transition as described above will realize any capital gains (or losses) on their BGF LTGG shares in connection with their in-kind redemption from BGF LTGG. While the simultaneous in-kind redemption/in-kind purchase transaction described above is not expected to involve a taxable event for BGF LTGG, certain portfolio securities of BGF LTGG that cannot be transferred in kind may need to be sold, which transactions could result in BGF LTGG realizing taxable capital gains (or losses). Eligible Shareholders requesting a Portfolio Transition should consult with their tax advisors prior to directing a Portfolio Transition.

The following provides additional detail on the specific steps involved in each Portfolio Transition:

•	Eligible Shareholders who wish to request a Portfolio Transition should contact the Funds at northamericanvehiclesteam@bailliegifford.com and the Funds will provide a letter of instruction that shareholders can use to request an in-kind redemption from BGF LTGG and a simultaneous in-kind purchase of shares of BGIT LTGG. A subscription agreement for BGIT LTGG will accompany the letter of instruction.

•	The deadline for Eligible Shareholders to request a Portfolio Transition will be January 30, 2026.

•	Between the date of this supplement and January 30, 2026, Eligible Shareholders directing a Portfolio Transition will submit their requests to the Funds for a complete redemption from BGF LTGG and purchase of shares of BGIT LTGG. Shareholders requesting a Portfolio Transition must also return a signed subscription agreement for BGIT LTGG. Acceptance of an Eligible Shareholder’s purchase request is subject to BGIT LTGG receiving and accepting a completed and fully executed subscription agreement prior to January 30, 2026.

•	Eligible Shareholders in BGF LTGG who currently invest through an intermediary and who wish to request a Portfolio Transition will be required to set up a new account with BGF LTGG in order that their shares are held directly with the Fund ahead of the Portfolio Transition. Such Eligible Shareholders should contact the Funds by January 21, 2026 at northamericanvehiclesteam@bailliegifford.com to make the necessary arrangements.

•	Redemptions in-kind are expected generally to comprise a pro rata portion of holdings of BGF LTGG, along with a cash component for securities that cannot be transferred in kind.

•	Per each electing shareholder’s request, on the Trade Date, BGF LTGG will transmit the entirety of each electing shareholder’s redemption proceeds to BGIT LTGG. This transmission will complete the simultaneous purchase and redemption.

•	As a result, as of the Trade Date, each Eligible Shareholder who has directed a Portfolio Transition will be a shareholder of BGIT LTGG and hold shares with an aggregate NAV equal to the NAV of their prior holding in BGF LTGG. For clarity, after the Trade Date, there may be a divergence of NAVs between the Funds as BGIT LTGG is expected to undertake trading in respect of the cash component referred to above.

•	Eligible Shareholders who have directed a Portfolio Transition will receive a class of shares of BGIT LTGG based on the NAV of their holdings. BGIT LTGG offers Classes 2-5 with investment minimums equal to $25 million for Class 2, $100 million for Class 3, $200 million for Class 4, and $500 million for Class 5.

•	BGOL and BGIT LTGG reserve the right to reject a subscription request for any reason in their sole discretion.

As noted above, certain portfolio securities of BGF LTGG cannot be transferred in kind and, therefore, would have to be sold in order to effect a Portfolio Transition; however, not all of these securities will be able to be repurchased like for like in BGIT LTGG. There will be trading and tax impacts of those transactions, and the amount of these impacts will depend on the specific securities as well as the number of shareholders that request a Portfolio Transition. Portfolio trading costs and non-US capital gains taxes incurred in order to facilitate the Portfolio Transitions will be borne by BGOL. Given the high degree of uncertainty and the undertaking by BGOL to cover these costs, the Funds have not undertaken to provide estimates of these costs. However, the current estimate of the portion of the portfolio that is comprised of non-transferrable securities and therefore must be sold by BGF LTGG and repurchased by BGIT LTGG is 7%, though this estimate is subject to change.

The following table describes the principal differences between the Funds. Please refer to the Prospectus for additional information about BGIT LTGG and the prospectus and statement of additional information for BGF LTGG for more information about BGF LTGG.

Characteristic	Summary of Material Differences
Investment Objectives	The Funds have identical investment objectives.
Principal Investment Strategies	The Funds have identical principal investment strategies, except that the principal investment strategy for BGIT LTGG expressly references the ability of the Fund to invest in equity securities indirectly by investing in rights.
Principal Risks	The principal investment risks of the Funds are substantially identical. BGIT LTGG is subject to “New and Smaller-Sized Funds Risk” though as it is a new fund.
Investment Adviser	The Funds have the same investment adviser, Baillie Gifford Overseas Limited.
Portfolio Managers	The Funds have the same portfolio managers.
Principal Underwriter	The Funds have the same principal underwriter, Baillie Gifford Funds Services LLC.
Registration Status	BGIT LTGG is only registered under the 1940 Act and is therefore privately placed, while BGF LTGG is registered under both the 1940 Act and Securities Act.

Class Structure	BGF LTGG offers Classes 2-5, Class K, and Institutional Class shares, while BGIT LTGG only offers Classes 2-5 shares.
Organizational Documents	The Declarations of Trust and Bylaws governing each Fund are substantially identical, except that BGIT LTGG has a par value of $0.00000001 per share, while BGF LTGG has no par value per share.
Legal Entity Structure	Both Funds are Massachusetts business trusts.
Fundamental Investment Policies	The redline included in Appendix A to this Supplement shows the differences in the fundamental investment policies of the Funds (added language underlined in blue; deleted language in red strikethrough). The differences in the fundamental investment policies are not intended or expected to result in any material differences in the operations of the Funds.
Governance	There is substantial overlap in the individuals who comprise the Boards of Trustees of the Funds. As of the date of this supplement, there is 100% overlap in the individuals on each Board, except that one individual serves as a non-voting Trustee Advisor for BGF LTGG’s Board of Trustees, while that same individual serves as a full voting member and Independent Trustee on BGIT LTGG’s Board of Trustees.

The tables below are intended to help you compare the fees and expenses of BGF LTGG to BGIT LTGG. As shown in the tables, the net expense ratios for each of Classes 2-5 of BGIT LTGG are identical to the net expense ratios of Classes 2-5 of BGF LTGG and Class 2 of BGIT LTGG has the same net expense ratio as Class K of BGF LTGG (in each case, calculated as of December 31, 2024).

Annual Fund Operating Expenses:

BGF LTGG

Classes 2-5

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class 2	Class 3	Class 4	Class 5
Advisory Fees	0.45%	0.45%	0.45%	0.45%
Service Fees(a)	0.17%	0.10%	0.07%	0.02%
Other Expenses	0.08%	0.08%(b)	0.08%(b)	0.08%(b)
Total Annual Fund Operating Expenses	0.70%	0.63%	0.60%	0.55%
(a)	Service Fees differ between the classes of the Fund to reflect varying levels of shareholder servicing fees payable to Baillie Gifford Overseas Limited, as described in detail under “Fund Management—Shareholder Services” below.
(b)	Classes 3, 4, and 5 were unfunded as of December 31, 2024. Therefore, Other Expenses have been estimated for these Classes based on the Other Expenses of Class 2 shares.

Class K

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

Class K
Management Fees(a)	0.62%
Distribution (12b-1) Fees	None
Other Expenses	0.08%
Total Annual Fund Operating Expenses	0.70%
(a)	The Management Fee consists of an Advisory Fee and an Administration and Supervisory Fee paid by the Fund to Baillie Gifford Overseas Limited.

BGIT LTGG

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Class 2	Class 3	Class 4	Class 5
Advisory Fees	0.45%	0.45%	0.45%	0.45%
Service Fees(a)	0.17%	0.10%	0.07%	0.02%
Other Expenses(b)	0.74%	0.74%	0.74%	0.74%
Total Annual Fund Operating Expenses	1.36%	1.29%	1.26%	1.21%
Fee Waiver and/or Expense Reimbursement(c)	(0.66)%	(0.66)%	(0.66)%	(0.66)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(c)	0.70%	0.63%	0.60%	0.55%
(a)	Service Fees differ between the classes of the Fund to reflect varying levels of shareholder servicing fees payable to Baillie Gifford Overseas Limited, as described in detail under “Fund Management—Shareholder Services” below.
(b)	The Fund is newly organized. Therefore, Other Expenses have been estimated for the current fiscal year assuming Fund assets of $25 million, the minimum initial investment for Class 2 Shares.
(c)	Baillie Gifford Overseas Limited has contractually agreed to waive its fees and/or bear Other Expenses of the Fund until April 30, 2029 to the extent that the Fund's Total Annual Fund Operating Expenses (excluding taxes and extraordinary expenses) exceed 0.70% for Class 2 shares, 0.63% for Class 3 shares, 0.60% for Class 4 shares, and 0.55% for Class 5 shares. This contractual agreement may only be terminated by the Board of Trustees of the Trust.

Example of Expenses:

BGF LTGG

Classes 2-5

Example of Expenses

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. It also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions, your expenses would be:

	Class 2	Class 3	Class 4	Class 5
1 Year	$72	$64	$61	$56
3 Years	$224	$202	$192	$176
5 Years	$390	$351	$335	$307
10 Years	$871	$786	$750	$689

Class K

Example of Expenses

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. It also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions, your expenses would be:

Class K
1 Year	$72
3 Years	$224
5 Years	$390
10 Years	$871

BGIT LTGG

Example of Expenses

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. It also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions, your expenses would be:

	Class 2	Class 3	Class 4	Class 5
1 Year	$72	$64	$61	$56
3 Years	$224	$202	$192	$176

Historical performance for BGF LTGG Classes 2-5 is included below for reference. Although BGIT LTGG is a new fund and has no performance track record, as noted above, it will be managed by the same team of portfolio managers and in accordance with a substantially similar principal investment strategy.

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s annual total returns from year to year and by comparing the Fund’s average annual total returns with those of the Fund’s benchmark. Past performance (before and after taxes) is not an indication of future performance.

Annual Total Returns – Class 2 Shares

Highest Quarterly Return: 44.24% (Q2, 2020)

Lowest Quarterly Return: -28.24% (Q2, 2022)

In the table below, after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns are shown for Class 2 shares only, and after-tax returns for other share classes will vary. Actual after-tax returns depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant if you are tax-exempt or if you hold your Fund shares through a tax-advantaged account. A description of the Fund’s comparative index and details regarding the calculation of the Fund’s class-by-class performance are provided in the section of the Prospectus entitled “Additional Performance Information.”

Average Annual Total Returns for Periods Ended December 31, 2024	1 Year	5 Years	10 Years
Class 2 Returns Before Taxes	25.01%	13.77%	15.53%
Class 2 Returns After Taxes on Distributions	25.01%	12.87%	14.77%
Class 2 Returns After Taxes on Distributions and Sale of Fund Shares	14.80%	11.03%	13.04%
Class 3 Returns Before Taxes(1)	25.01%	13.77%	15.53%
Class 4 Returns Before Taxes(2)	25.01%	13.77%	15.53%
Class 5 Returns Before Taxes(3)	25.01%	13.77%	15.53%
Comparative Index (reflects no deductions for fees, expenses, or taxes)
MSCI ACWI Index(4)	18.02%	10.57%	9.78%
(1)	Performance for Class 3 shares, which were unfunded as of December 31, 2024, is derived from the historical performance of Class 2 shares, and has not been adjusted for the lower shareholder servicing fees applicable to Class 3 shares; had it, returns would have been higher.
(2)	Performance for Class 4 shares, which were unfunded as of December 31, 2024, is derived from the historical performance of Class 2 shares, and has not been adjusted for the lower shareholder servicing fees applicable to Class 4 shares; had it, returns would have been higher.
(3)	Performance for Class 5 shares, which were unfunded as of December 31, 2024, is derived from the historical performance of Class 2 shares, and has not been adjusted for the lower shareholder servicing fees applicable to Class 5 shares; had it, returns would have been higher.
(4)	The source of the index data is MSCI Inc. MSCI makes no express or implied warranties or representations and shall have no liability whatsoever with respect to any MSCI data contained herein. The MSCI data may not be further redistributed or used as a basis for other indexes or any securities or financial products. This Prospectus is not approved, endorsed, reviewed or produced by MSCI. None of the MSCI data is intended to constitute investment advice or a recommendation to make (or refrain from making) any kind of investment decision and may not be relied on as such.

Updated information on the Fund’s investment performance can be obtained by visiting http://USmutualfund.bailliegifford.com.

Appendix A

Differences in the Fundamental Investment Policies of the Funds

Fundamental Investment Policies

In addition to the Fund’s diversification status as stated in the above “Background on the Trust and the Fund” section, the following are fundamental policies of the Fund. The Fund ~~will not~~may:

1. Act as underwriter of securities ~~issued by other persons, except~~ to the extent ~~that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws.~~consistent with applicable law, regulation or order from time to time.

2. Borrow money~~, except~~  to the extent ~~permitted by~~consistent with applicable law, regulation or order from time to time.

3. Purchase ~~or~~, sell, or hold real estate or interests in real estate~~, except that the Fund may purchase and sell securities that are secured by real estate or interests in real estate and may purchase securities issued by companies that invest or deal in real estate.~~ to the extent consistent with applicable law, regulation or order from time to time.

4. Invest in commodities~~, except that the Fund may invest in financial futures contracts and options thereon, and options on currencies.~~ to the extent consistent with applicable law, regulation or order from time to time.

5. Make loans to others to the extent consistent with applicable law, regulation or order from time to time.

~~5. Make loans to others, except through the purchase of qualified debt obligations, the entry into repurchase agreements and/or the making of loans of portfolio securities consistent with the Fund's investment objectives and policies. For purposes of this policy, the short term deposit of cash or other liquid assets of the Fund in one or more interest-bearing accounts shall not be deemed to be a loan to others.~~

6. Not purchase any securities which would cause more than~~Purchase any securities which would cause more than~~ 25% of the value of the Fund’s total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry; provided that there shall be no limit on the purchase of U.S. government securities, including securities issued by any agency or instrumentality of the U.S. government, and related repurchase agreements.

7. Issue ~~any~~ senior securities ~~except~~ to the extent ~~permitted by applicable law, regulation or order (for purposes of this restriction, collateral arrangements with respect to any type of swap, option, forward contract or future contract and collateral arrangements with respect to initial and variation margin are not deemed to involve the issuance of a senior security).~~ consistent with applicable law, regulation or order from time to time.

In determining whether a transaction is permitted by applicable law, regulation, or order, the Fund currently construes fundamental policies (2) and (7) above not to prohibit any transaction that is permitted under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder, including Rule 18f-4, as interpreted or modified, or as may otherwise be permitted by regulators having jurisdiction from time to time. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness when such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. Provisions of the 1940 Act permit the Fund to borrow from a bank, provided that the borrowing Fund maintains continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with exceptions for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes. With respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken.

~~For purposes of fundamental policy (4) above, all swap agreements and other derivative instruments that were not classified as commodity interests or commodity contracts prior to July 21, 2010 are not deemed to be commodities or commodity contracts.~~

***

This supplement provides new and additional information beyond that contained in the
Prospectus and Statement of Additional Information and should be read in conjunction with those documents.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE